Exhibit 99.4

Notice of Annual Meeting and Notice of Availability of Meeting Materials

You are receiving this notice as a non-registered (beneficial) shareholder of South Bow Corporation (the “Corporation”). The Corporation has decided to use notice and access to deliver materials to shareholders in connection with its 2025 annual meeting of shareholders (the “Annual Meeting”). As such, the Corporation is providing you with electronic access to its Management Information Circular dated March 27, 2025 (the “Management Information Circular”) and its audited consolidated financial statements for the fiscal year ended December 31, 2024 and related management’s discussion and analysis, instead of mailing paper copies, as permitted by Canadian securities regulators. You will receive a voting instruction form (“VIF”) with this notice so you can vote your shares.

Notice and access is a more environmentally friendly and cost effective way to deliver the Management Information Circular and 2024 financial statements as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders.

Notice is hereby given that the Annual Meeting of the Corporation will be held:

When:	May 15, 2025 8:00 a.m. (Mountain time)	Where:	https://meetings.lumiconnect.com/400-565-331-857

for the following purposes, as further described in the “Matters to Be Acted Upon at the Meeting” section of the Management Information Circular:

1.	to present the audited consolidated financial statements of the Corporation for the year ended December 31, 2024 and the accompanying auditor’s report;

2.	to elect the 11 nominated directors, as more particularly described in the Management Information Circular;

3.	to appoint KPMG LLP, as auditors of the Corporation for the ensuing year at a remuneration to be fixed by the directors;

4.	to vote, in a non-binding, advisory manner, on the Corporation’s approach to executive compensation; and

5.	to transact such other business as may be properly transacted at the Annual Meeting or at any adjournment or postponement thereof.

How to Request a Paper Copy

Non registered beneficial shareholders may request to receive a paper copy by mail at no cost for up to one year from the date of filing on SEDAR+. Requests for paper copies may be made using the following methods and entering the control number located on the voting instruction form provided to you and following the instructions:

With respect to the Management Information Circular:

1.	online at www.proxyvote.com; or

2.	by telephone at 1-877-907-7643 (toll free) and enter the control number located on the enclosed VIF or, if outside North America, call 1-303-562-9305 (English) or 1-303-562-9306 (French).

If you do not have a control number on the enclosed VIF or had any questions about notice-and-access, call toll-free at 1-844-916-0609 (English) or 1-844-973-0593 (French) within North America, or 1-303-562-9305 (English) or 1-303-562-9306 (French) if dialing from outside North America.

If you do request a paper copy, please note that you will not receive another form of proxy; please retain your current VIF for voting purposes.

With respect to the 2024 Financial Statements:

Please contact (free of charge) the Corporation’s investor relations department at investor.relations@southbow.com or by telephone at 1-844-318-7826.

To ensure you receive the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 5:00 pm Mountain time on April 29, 2025. The Corporation will only provide paper copies to shareholders who have standing instructions to receive, or for whom the Corporation has otherwise received a request to provide, paper copies of materials.

Voting

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote using the methods reflected on your enclosed VIF summarized below:

Internet:	www.proxyvote.com

Telephone:	Canada (English) 1-800-474-7493; Canada (French) 1-800-474-7501; or US Only 1-800-454-8683

Mail:	Returned by mail in the envelope provided

Proxies must be received by the Corporation by 8:00 am Mountain time on May 13, 2025 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting. As you are a non-registered (beneficial) shareholder, your VIF may provide for an earlier voting deadline in order to process your votes in a timely manner. To ensure your votes are counted you should ensure your VIF is submitted within the timeline provided for on such VIF.

PLEASE REVIEW THE MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING

The Management Information Circular and other relevant materials are available at:

www.southbow.com/investors/shareholder-meeting or www.sedarplus.ca

If you have any questions about notice and access, please contact (free of charge) the Corporation’s investor relations department at investor.relations@southbow.com or by telephone at 1-844-318-7826.